                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of May 1998

                               ANSALDO SIGNAL N.V.
                               -------------------
             (Exact name of registrant as specified in its charter)




                             Schiphol Boulevard 267
                                1118 BH Schiphol
                                 The Netherlands

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F [X]                    Form 40-F


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes [ ]                    No [X]

                         This document contains 4 pages.
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                              ANSALDO SIGNAL N.V.

                                                                         Contact
                                                                         -------
                                                             Anthony A. Florence
                                                           Phone: (412) 688-2102
                                                             Fax: (412) 688-2518


                 ANSALDO SIGNAL ANNOUNCES FIRST QUARTER RESULTS
================================================================================
13 MAY, 1998 (SCHIPHOL, THE NETHERLANDS)

Ansaldo Signal N.V. (NASDAQ: ASIGF) today announced first quarter results for 1998 in line with industry expectations, showing strong improvement over first quarter 1997 and supporting the company's expectations of profitability in the second half of the year.

Revenues for the first quarter 1998 were US$ 72.0 million, up from the first quarter 1997 level of US$ 69.7 million.

Gross profit for the first quarter 1998 was US$ 14.8 million, compared to US$
10.7 million for the first quarter 1997.

Gross profit as a percentage of revenues was 20.5% in the first quarter 1998, versus 15.3% in the first quarter 1997.

Operating expenses as a percent of revenue for first quarter 1998 were 17.4% compared to 22.8% for first quarter 1997.

Consolidated net loss for the first quarter ended March 31, 1998 was (US$ 0.5 million), or (US$ 0.02 dilutive per share), versus a net loss of (US$ 5.4 million), or (US$ 0.26 dilutive per share) in the first quarter 1997.

James N. Sanders, Ansaldo Signal president and chief executive officer, said, "The Company's results show that we are rebounding in accordance with our plans. While we have much work to do, we are encouraged that our results continue to support our higher expectations for the full year 1998." The Company expects to break even in the second quarter and to turn a profit beginning in the third quarter.

Sanders said that the company's first quarter gross profit improvement resulted from better contract margins in 1998.

Sanders also noted that the company continues to move forward with its previously announced redesign initiatives at its subsidiaries Union Switch & Signal Inc. and Ansaldo Segnalamento Ferroviario S.p.A., the streamlining of its global marketing focus, and the deployment of group-wide technology platforms. These activities, which began to take effect in the second half of 1997, contributed to the operating expense improvements between first quarter 1997 and first quarter 1998.

Ansaldo Signal N.V., a Finmeccanica/Ansaldo-affiliated company, is a leader in the design, manufacture, and service of signaling, automation and control equipment, and systems for the railroad and mass transit industries. Headquartered in Schiphol, the Netherlands, it has operating subsidiaries throughout the world.




  ANSALDO SEGNALAMENTO FERROVIARIO S.p.A. - CSEE TRANSPORT S.A. - UNION SWITCH
                                 & SIGNAL INC.
     US&S PTY. LTD. - AT SIGNAL SYSTEM A.B. - ANSALDO TRASPORTI SIGNALLING
                                 (IRELAND) LTD.

                              ANSALDO SIGNAL N.V.

PRESS RELEASE                                                             PAGE 2
================================================================================

                              ANSALDO SIGNAL N.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                       UNAUDITED
                                                             MARCH 31,           MARCH 31,
                                                                  1998                1997

Revenue ...........................................       $     72,044        $     69,728
Cost of revenue ...................................             57,255              59,038
                                                          ------------        ------------
          Gross profit ............................             14,789              10,690

Operating expenses:
     Selling, general and administrative ..........             10,805              13,817
     Research and development - net ...............              1,741               2,097
                                                          ------------        ------------
          Operating expenses ......................             12,546              15,914
                                                          ------------        ------------
          Operating income (loss) .................              2,243              (5,224)

Interest expense ..................................              2,230               2,199
                                                          ------------        ------------

          Income (loss) before income taxes and
            equity in net earnings (losses) of
            affiliates .........................                    13              (7,423)
Provision for (benefit from) income taxes .........                280              (2,052)
                                                          ------------        ------------
     Income (loss) before equity in net
          earnings (losses) of affiliates .........               (267)             (5,371)
Equity in net earnings (losses) of affiliates .....               (232)                 24
                                                          ------------        ------------

     Net income (loss) ............................       $       (499)       $     (5,395)
                                                           ===========         ===========
     Basic and dilutive net income (loss)
     per common share .............................       $      (0.02)       $      (0.26)
                                                           ===========         ===========
Basic weighted average number
common shares outstanding .........................         20,488,750          20,488,750
                                                           ===========         ===========

Dilutive weighted average number
common shares outstanding .........................         20,488,750          20,488,750
                                                           ===========         ===========

                              ANSALDO SIGNAL N.V.

PRESS RELEASE                                                             PAGE 3
================================================================================

                              ANSALDO SIGNAL N.V.

                           CONSOLIDATED BALANCE SHEET

                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                      UNAUDITED
                                                                              MARCH 31,    DECEMBER 31,
                                                                                   1998            1997
     ASSETS
Current assets:
     Cash and cash equivalents .........................................       $  4,214        $  4,530
     Receivables - net .................................................         65,940          95,689
     Receivables from parent and affiliates ............................         16,015          15,761
     Inventory .........................................................         50,446          44,771
     Costs and estimated earnings in excess of billings
          on uncompleted contracts .....................................        173,311         157,008
     Prepaid expenses and other current assets .........................         18,656          25,646
                                                                               --------        --------

          Total current assets .........................................        328,582         343,405

Contract receivables - retentions ......................................         11,441          13,370
Property, plant and equipment - net ....................................         51,747          54,302
Intangible assets-net ..................................................         30,942          33,118
Deferred tax assets ....................................................         10,981           9,653
Other assets ...........................................................          4,958           3,318
                                                                               --------        --------

          Total assets .................................................       $438,651        $457,166
                                                                               ========        ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Short term borrowings and current
          obligations under capital leases ............................        $ 64,906        $ 60,129
     Accounts payable ..................................................         89,597          97,844
     Accounts payable-parent and affiliates ............................          1,680           4,465
     Accrued liabilities ...............................................         25,485          24,331
     Reorganization costs accrued ......................................          3,852           4,160
     Billings in excess of costs and estimated earnings
          on uncompleted contracts .....................................         57,706          62,672
                                                                               --------        --------

          Total current liabilities ....................................        243,226         253,601

Employee benefits obligations ..........................................         21,029          21,304
Contract advances from parent ..........................................          2,998           2,998
Other liabilities ......................................................          9,658          10,329
Long-term borrowings and obligations under capital leases ..............         33,833          34,003
Payable to parent ......................................................         27,493          32,379
                                                                               --------        --------

          Total liabilities ............................................        338,237         354,614
                                                                               --------        --------

Shareholders' equity:

     Priority shares, NLG 0.01 par value, authorized 100
          shares, no shares issued and outstanding .....................             --              --
     Common share, NLG 0.01 par value, authorized 50,000,000
          shares, issued and outstanding 20,448,750 and 20,448,750 .....            120             120
     Additional paid-in capital ........................................        139,999         139,999
     Foreign currency translation adjustments ..........................        (12,201)        (10,562)
     Accumulated earnings (deficit) ....................................        (27,504)        (27,005)
                                                                               --------        --------

          Total shareholders' equity ...................................        100,414         102,552
Commitments and contingencies ..........................................             --              --
                                                                               --------        --------

          Total liabilities and shareholders' equity ...................       $438,651        $457,166
                                                                               ========        ========